

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 13, 2009

VIA U.S. MAIL

Mr. Douglas S. Prince
Executive Vice President, Finance and Chief Financial Officer
MDS Inc.
Suite 300, West Tower
2700 Matheson Blvd., East
Mississauga, Ontario, Canada L4W 4V9

> **Re:** **MDS Inc.**
> **Form 40-F for the year ended October 31, 2008**
> **Filed January 9, 2009**
> **File No. 001-15016**

Dear Mr. Prince:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief